Darren K. DeStefano

+1 703 456 8034

ddestefano@cooley.com

September 17, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:    Mary Beth Breslin

    Irene Paik

    Jim Rosenberg

    Tabatha Mccullom

Re:      PhaseBio Pharmaceuticals, Inc.

    Amendment No. 1 to Draft Registration Statement on Form S-1

    Submitted August 31, 2018

    CIK No. 0001169245

Ladies and Gentlemen:

On behalf of PhaseBio Pharmaceuticals, Inc. (the “Company”), we are providing this letter in response to the comment of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) contained in its letter, dated September 14, 2018 (the “Comment Letter”), relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (“Draft Registration Statement”), confidentially submitted on August 31, 2018 (“Amendment No. 1”).

The Company is concurrently confidentially submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects changes made in response to the comment contained in the Comment Letter. We are also sending the Staff a copy of this letter along with four copies of Amendment No. 2 marked to show all changes from Amendment No. 1.

For your convenience, we have reproduced the comment contained in the Comment Letter in italics below. Page references in the text of this response letter correspond to the page numbers of Amendment No. 2. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2.

Prospectus Summary, page 1

1.

We note your revisions in response to our prior comment 2 and continue to object to your characterization of PB2452 as “first-in-class.” Adding the qualifier “potentially” does not address our concerns that your product candidate is in the early stages of development and has only been tested on healthy patients. Please remove this statement.

Cooley LLP   One Freedom Square   Reston Town Center   11951 Freedom Drive   Reston, VA   20190-5640

t: (703) 456-8000   f: (703) 456-8100   cooley.com

September 17, 2018

Page Two

In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 66, 80, 82, 83 and F-7 of Amendment No. 2.

* * * *

Please contact me at (703) 456-8034 with any questions or further comments regarding our response to the Staff’s comment.

Sincerely,

/s/ Darren K. DeStefano

Darren K. DeStefano

cc:	Jonathan P. Mow, PhaseBio Pharmaceuticals, Inc.
Christian E. Plaza, Cooley LLP
Madison A. Jones, Cooley LLP
Edwin M. O’Connor, Goodwin Procter LLP
Seo Salimi, Goodwin Procter LLP

Cooley LLP   One Freedom Square   Reston Town Center   11951 Freedom Drive   Reston, VA   20190-5640

t: (703) 456-8000   f: (703) 456-8100   cooley.com